Via Facsimile and U.S. Mail
Mail Stop 6010

December 19, 2007

Ms. Michelle G. Burris
Senior Vice President and Chief
Financial Officer
Trubion Pharmaceutics, Inc.
2401 Fouth Avenue, Suite 1050
Seattle, WA 98121

Re: **Trubion Pharmaceutics, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed March 26, 2007
       File Number: 001-33054

Dear Ms. Burris:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Financial Statements, page F-8

4. Collaboration Agreement, page F-14

1.   With respect to your agreement with Wyeth, it appears that there is an obligation
        of management to participate in various joint committees. Please tell us how you
        have considered these agreements in determining your revenue recognition for the

collaboration agreement. Please include a discussion of your rights and obligations and the term of your participation in the committees.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comment. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant